Exhibit to Accompany
Item 77J b
Form NSAR

Lifetime Achievement Fund, Inc.


According to the provisions of Statement of Position
93-2 SOP 93 - 2 Determination, Disclosure and
Financial Statement Presentation of Income, Capital
Gain and Return of Capital Distributions by
Investment Companies, the Fund is required to report the accumulated net investment income (loss) and accumulated net capital gain (loss) accounts to approximate amounts available for future .
distributions on a tax basis or to offset future realized capital gains. Accordingly, at December
31, 2006, reclassifications were recorded to decrease net undistributed realized gain(loss) by $(684,286) and increase undistributed net investment income by $684,286.


This reclassification has no impact on the net asset value of the Fund and is designed to present the Fund's capital accounts on a tax basis.